AVANTE SYSTEMS, INC.
695-24-05 Desa Kiara,
Jalan Damasara
Kuala Lumpur, Malaysia

March 24, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Kate Beukenkamp

Re:          Avante Systems, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed March 2, 2011
File No.: 333-171305

Dear Ms. Beukenkamp:

I write on behalf of Avante Systems, Inc., (the “Company”) in response to the Staff’s letter of March 10, 2011, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed March 2, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.
we note your response to comment one in our letter dated February 8, 2011.  Based upon the significant percentage of shares in the offering and the nominal amount of proceeds raised, we believe that the primary purpose of the Regulation S offering was to create a public market in the company’s securities.  We note that the monies raised in the offering are not highlighted as a material source of funding for the company in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  As a result, the selling shareholders should be identified as underwriters selling on behalf of the Company in order to create a public market in the Company’s securities.

In response to this comment, the Company is at a loss as to why the Staff believes this is a primary offering. The selling stockholders have no connection to the Company other than as investors.  The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in its securities.

The Company is unable to find any applicable authority (statute, rule, release or interpretive guidance) as to why the resale offering of 31% of the issued and outstanding is a “significant percentage of shares” that qualifies as a primary offering. The Company has located 25 registration statements filed by smaller reporting companies that went effective as secondary offerings within the past 2 months and all of them yielded a greater percentage of the issued and outstanding shares than the present offering. Since the Company is unable to determine why the Staff has reached contrary results with respect to the present offering, the Company respectfully requests guidance from the Staff on what would not be considered a “significant percentage of shares in the offering.”

On the issue of the proceeds raised in the Company’s Regulation S offerings, the Company agrees with the Staff that the impact of offering merits further disclosure in the MD&A as a material source of funding, and has revised the registration statement accordingly.

Risk factors, page 7

2.
we note your response to comment two in our letter dated February 8, 2011.  Although you have no operations or subsidiaries in China presently, it appears that your business plan relies heavily upon marketing your product in China. Therefore, you should discuss the regulatory requirements for operating your business in China, so investors may evaluate your ability to commercialize your product in the future.

In response to this comment, the Company added a disclosure about licensing requirements along with the other requirements for operating in China as requested.

we intend to market our products in china and then other areas of asia, page 11

3.
We note your response to comment five in our letter dated February 8, 2011.  However, as a company with Malaysia-based operations you may be subject to risks associated with doing business there.  Please revise your disclosure to include discussion of risks associated with doing business or conducting business in Malaysia including, but not limited to, acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in Malaysia or tax issues. Additionally, consider any Malaysian laws, regulations or customs that could present material risks to your business.

In response to this comment, the Company included the requested disclosures.

Thank you for your time and attention to this matter.  Please contact me with any additional questions or comments.

Very truly yours,

/s/ Xu Hai Bo
Xu Hai Bo, Chief Executive Officer